UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One) [ ]   Form 10-K    [ ] Form 20-F    [ ] Form 11-K   [X] Form 10-Q
                      [ ]   Form 10-D    [ ] Form N-SAR   [ ] Form N-CSR

For the Period Ended June 30, 2010

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended ______________________

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRATION INFORMATION

SB Partners

Full Name of Registrant

N/A

Former Name if Applicable

1 New Haven Avenue, Suite 207, Box 11

Address of Principal Executive Office (Street and Number)

Milford, Ct. 06460

City, State and Zip Code

PART II- RULES 12B-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

2

☒	The reasons described in reasonable detail in part III of this form could not be eliminated without unreasonable effort or expense;

☒
The subject annual report, semi-annual report, transition report on form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

   ☐         The accountant’s statement or other exhibit required by rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The real estate market continues to suffer through one of its worst debt crises which has affected Registrants 30% non-controlling interest in Sentinel Omaha, LLC, an affiliate of Registrant’s general partner.  Registrant also has a $22,000,000 unsecured credit facility which is past due. Registrant and the holder of the credit facility continue to have discussions for options to cure the default.  There can be no assurance that the holder will continue those discussions for options to cure the default or that Registrant will be able to comply with the terms offered and conditions imposed by the holder in exchange for such options. Registrant has drafted its quarterly report on Form 10-Q for the period ended June 30, 2010 but is still reviewing the footnote disclosures and MD&A narrative related to its 30% interest in Sentinel Omaha, LLC and the unsecured credit facility and expects to file the Form 10-Q within 5 days after the due date for Form 10-Q.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John H. Zoeller Vice President
        And Chief Financial Officer                                                                (212)                      408-8917

(Name)                                                             (Area Code)          (Telephone Number)

(2)
Have all periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed?  If answer is no, identify such report(s).

Yes [ X ]    No [ ]

3
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [x]    No  [  ]
If so, attach an explanation of the change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Attached as Exhibit 1 is Registrant’s draft Consolidated Statement of Operations for the three and six months ending June 30, 2010 and 2009. Registrant anticipates reporting a net loss of approximately $289,000 for the six months ended June 30, 2010, an improvement of approximately $4,021,000 as compared to a net loss of $4,310,000 in 2009.   Equity in net loss of investments is anticipated to improve $4,003,000 to $0 for 2010 from a loss of $4,003,000 for 2009. As of September 30, 2009, Registrant reserved 100% of the reported value of its investment in Omaha.  For the six months ended June 30, 2010, Registrant’s share of the equity in net loss for Omaha was $1,535,000.  However, since Registrant previously reserved 100% of the reported value of its investment in Omaha, Registrant reports net zero loss for the six months ended June 30, 2010 on the consolidated statement of operations.  The Omaha investment reports on a fair value basis and due to the continued mortgage crisis, stagnant real estate market and slow economy, the investment in Omaha reported a small additional write-down in the value of its real estate portfolio for the six months ended June 30, 2010.

General Real Estate Risks
This report on Form 10-Q includes statements that constitute "forward looking statements" within the meaning of Section 27(A) of the Securities Act of 1933 and Section 21(E) of the Securities Exchange Act of 1934 and that are intended to come within the safe harbor protection provided by those sections.  By their nature, all forward looking statements involve risks and uncertainties.  Actual results may differ materially from those contemplated by the forward looking statements for a number of reasons, including, but not limited to, those risks described below:

Debt Servicing and Financing
The real estate market is suffering through one of its worst debt crises.  Interest rates have increased and some borrowers are finding it difficult to secure debt at acceptable terms as lenders have imposed stricter terms on borrowers. If the Registrant does not have funds sufficient to repay its indebtedness at maturity, the Registrant may need to refinance such indebtedness with new debt financing or through equity offerings.  The Registrant may be restricted from obtaining a loan which will be sufficient to retire the existing loan and which may be based on lower debt service coverage. If it is unable to refinance this indebtedness on acceptable terms, the Registrant may be forced to dispose of properties upon disadvantageous terms, which could result in losses to the Registrant and adversely affect the amount of cash available for distribution to Unit holders.  If prevailing interest rates or general economic conditions result in higher interest rates at a time when the Registrant must refinance its indebtedness, the Registrant's interest expense could increase, which would adversely affect the Registrant's results of operations and financial condition and its ability to pay distributions to Unit holders.  Further, if any of the Registrant's properties are mortgaged to secure payment of indebtedness and the Registrant is unable to meet mortgage payments, mortgagee could foreclose or otherwise transfer the property, with a consequent loss of income and asset value to the Registrant.

Registrant’s unsecured credit facility matured October 1, 2008.   The holder of the unsecured debt had formally extended the maturity to February 28, 2009. On July 1, 2009 Registrant received written notice from the holder which makes demand for the immediate payment of the unsecured credit facility.  If the outstanding obligation is not paid, the holder may initiate appropriate action to collect the outstanding obligations, including enforcement of its rights and remedies under the loan documents or applicable law. The holder and Registrant continue to discuss options for curing the default. There can be no assurance that the holder will offer such options or that Registrant will be able to comply with the terms offered and conditions imposed by the holder in exchange for such options.

Registrant has a $6,551,498 mortgage secured by the property located at 175 Ambassador Drive.  The mortgage matures in October 2010.  Registrant has begun discussions with potential lenders to refinance the existing mortgage.  There can be no assurance that Registrant will be able to obtain a new loan to satisfy the existing mortgage nor obtain an extension of the existing mortgage beyond the maturity date.  Registrant may have to market the property for a sale in order to pay off the existing mortgage.

SB Partners

Full Name of Registrant

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 12, 2010                                                  By /s/ John H. Zoeller
        John H. Zoeller
        Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
             Intentional misstatements or omission of fact constitute Federal Criminal Violations (See 18 U.S.C 1001).

EXHIBIT  1.

SB PARTNERS
(A New York Limited Partnership)
DRAFT CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)

	For the Three Months		For the Six Months
	Ended June 30,		Ended June 30,
	2010	2009	2010	2009
Revenues:
Base rental income	$769,946	$748,958	$1,537,177	$1,498,537
Other rental income	303,747	326,857	499,659	540,298
Interest	-	84	-	154

Total revenues	1,073,693	1,075,899	2,036,836	2,038,989

Expenses:
Real estate operating expenses	130,238	168,156	283,431	320,624
Interest on mortgage notes &
unsecured loan payable	367,562	378,735	729,774	751,557
Depreciation and amortization	248,936	248,462	498,557	496,924
Real estate taxes	161,721	162,497	301,052	324,998
Management fees	212,028	213,000	432,700	426,172
Other	40,304	15,386	80,208	25,787

Total expenses	1,160,789	1,186,236	2,325,722	2,346,062

Loss from operations	(87,096)	(110,337)	(288,886)	(307,073)

Equity in net income (loss) of investment	-	1,939,415	-	(4,002,961)

Net income (loss)	(87,096)	1,829,078	(288,886)	(4,310,034)

Income (loss) allocated to general partner	(11)	236	(37)	(556)

Income (loss) allocated to limited partners	$(87,085)	$1,828,842	$(288,849)	$(4,309,478)

Earnings (loss) per unit of limited partnership
interest (basic and diluted)

Net income (loss)	$(11.23)	$235.92	$(37.26)	$(555.92)

Weighted Average Number of Units of Limited
Partnership Interest Outstanding	7,753	7,753	7,753	7,753